UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Builders FirstSource, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12008R107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,367,140(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,367,140(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,367,140(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO, IA

(1)  Includes 1,786,442 Shares held in client accounts for which SCM is the investment adviser.

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Bradley R. Kent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,367,140
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,367,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,367,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Alexander M. Seaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,367,140
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,367,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,367,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Stadium Relative Value Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,580,698
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,580,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 12008R107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of Builders FirstSource, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 2001 Bryan Street, Suite 1600, Dallas, TX  75201.

Item 2.	Identity and Background

(a)
This statement is filed by Stadium Capital Management, LLC, a Delaware limited liability company (“SCM”), Bradley R. Kent (“Kent”), Alexander M. Seaver (“Seaver”), and Stadium Relative Value Partners, L.P., a California limited partnership (“SRV”).  Each of the foregoing is referred to as a “Filer” and collectively as the “Filers.” SRV is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.  Each of the Filers is party to that certain Agreement Regarding Joint Filing of Statement on Schedule 13D and Power of Attorney as further described in Item 6.   SCM is the Filer for the Shares held in certain client accounts, as further described in Item 3 below.

SCM is the general partner and the investment adviser of SRV. Kent and Seaver are managers of SCM.

(b)	The principal business address of each of the Filers is 19785 Village Office Court, Suite 101, Bend, OR 97702.

(c)
The principal business of SCM is serving as an investment adviser.  The principal business of SRV is as an investment limited partnership.  The principal business of each of Kent and Seaver is serving as managers of SCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Kent and Seaver are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Shares were as follows:

Purchaser	Source of Funds	Amount
SCM	Funds under Management	$65,240,538 (includes the Shares purchased by SRV)

SRV	Working Capital	$44,334,689

1,786,442 Shares beneficially owned by SCM are held in client accounts, for which SCM is the investment adviser.

CUSIP NO. 12008R107

Item 4.	Purpose of Transaction

On September 24, 2009, SCM sent a letter (the “ September Letter”)  to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Issuer outlining the serious financial, legal and ethical issues within the proposal made by Warburg Pincus Private Equity IX, L.P. (“Warburg”) and JLL Partners Fund V, L.P. (“JLL”) to the Board to, among other things, recapitalize the debt of the Issuer owned by JLL, Warburg and others (the “Recapitalization Proposal”).  In the September Letter, SCM urged the Special Committee to reject the Recapitalization Proposal as wholly inappropriate and unwarranted at the present time

As expressed in the September Letter, SCM’s concerns regarding the Recapitalization Proposal include that:

•	The Recapitalization Proposal is blatantly unfair to the minority stockholders and represents extraordinary self-dealing by Warburg and JLL;

•
The Issuer has adequate liquidity at the present time, making the Recapitalization Proposal unnecessary, and any suggestion to the contrary by Warburg or JLL is misleading and an attempt to pressure the Issuer and the Special Committee into a recapitalization that is shockingly self-serving to Warburg and JLL;

•
While undoubtedly the Issuer (like most other companies) could find potentially productive uses for additional capital, nothing about the Issuer’s current circumstances warrants a recapitalization on terms reflecting the desperation of the Recapitalization Proposal – terms that are extraordinarily beneficial to Warburg and JLL while being commensurately punitive to the minority stockholders; and

•	Warburg and JLL are abusing their position as control stockholders, have acted contrary to law and are pressuring the Issuer and the Special Committee to proceed with the proposed transaction.

The foregoing description of the September Letter is not complete and is qualified in its entirety by reference to its full text.  A copy of the September Letter is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On September 24, 2009, SRV sent a demand to the Issuer in accordance with Section 220 of the Delaware General Corporation Law to inspect certain books and records of the Issuer in order to allow it (i) to determine whether the terms of the Recapitalization Proposal are fair to the stockholders of the Issuer, other than JLL and Warburg, (ii) to determine what actions the Board has taken to evaluate and consider whether additional capital or financing is necessary or advisable for the Issuer’s operations, and if so, what alternative financing and capital raising transactions are available in the public market, (iii) to determine what actions the Board has taken to consider the independence of the directors designated as such in the Issuer’s public filings, and in particular the independence and disinterested qualification of the members of the Special Committee, and (iv) to determine whether the directors affiliated with Warburg and JLL have breached their fiduciary duties to the Issuer.

The Filers purchased the Shares based on the Filers’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Filers, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP NO. 12008R107

No Filer has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur in relation to any of the actions discussed herein.  The Filers intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Filers have been and may continue to be in contact with the Issuer’s management, members of the Special Committee and Board, other significant stockholders and others concerning the capital stock, business, operations and future plans of the Issuer, including without limitation, alternatives to improve the Issuer’s operating performance, to consider potential transactions or a change in the composition of the Board.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,079,487 Shares outstanding as of July 29, 2009, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

A. SCM

(a)
As of the close of business on September 23, 2009, SCM, beneficially owned 5,367,140 Shares, including 1,786,442 Shares held in client accounts and 3,580,698 Shares beneficially owned by SRV.  As the investment adviser of the clients in whose accounts the 1,786,442 Shares are held, and as the general partner and investment adviser of SRV, SCM may be deemed to beneficially own the 1,786,442 Shares held in client accounts and the 3,580,698 Shares beneficially owned by SRV.

Percentage:  Approximately 14.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,367,140
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,367,140

(c)	Listed below are the transactions in the Shares of the Issuer during the past sixty days by SCM. All of such transactions were effected in the open market.

Purchase or Sale	Date	Number of Shares	Price Per Share ($)
Purchase	7/28/2009	6,482	4.83
Purchase	7/29/2009	6,800	4.72

(d)
SCM’s investment advisory clients, including SRV with respect to the 3,580,698 Shares, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by SCM.

(e)	Not applicable.

B. Kent

(a)
As of the close of business on September 23, 2009, Kent beneficially owned 5,367,140 Shares.  As the manager of SCM, Kent may be deemed to beneficially own the 5,367,140 Shares beneficially owned by SCM.

Percentage:  Approximately 14.9%

CUSIP NO. 12008R107

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,367,140
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,367,140

(c)	Kent did not enter into any transactions in the Shares during the past sixty days.

C. Seaver

(a)
As of the close of business on September 23, 2009, Seaver beneficially owned 5,367,140 Shares.  As the manager of SCM, Seaver may be deemed to beneficially own the 5,367,140 Shares beneficially owned by SCM.

Percentage:  Approximately 14.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,367,140
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,367,140

(c)	Seaver did not enter into any transactions in the Shares during the past sixty days.

D. SRV

(a)	As of the close of business on September 23, 2009, SRV beneficially owned 3,580,698 Shares.

Percentage:  Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,580,698
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,580,698

(c)	SRV did not enter into any transactions in the Shares during the past sixty days.

Each of the Filers disclaims beneficial ownership of the Shares he/it does not directly own.

CUSIP NO. 12008R107

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser and (in some cases) general partner of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in the Shares, to vote and dispose of the Shares and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.  Pursuant to such investment management agreements, SCM is entitled to fees based on assets under management and realized and unrealized gains.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Filers, or between the Filers and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

99.1
Agreement Regarding Joint Filing of Statement on Schedule 13D and Power of Attorney by and among by Stadium Capital Management, LLC, Bradley R. Kent, Alexander M. Seaver and Stadium Relative Value Partners, L.P., dated September 24, 2009.

99.2	Letter, dated September 24, 2009, to the Special Committee of the Board of Directors of Builders FirstSource, Inc.

CUSIP NO. 12008R107

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2009

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Bradley R. Kent	/s/ Alexander M. Seaver
	Bradley R. Kent, Manager	ALEXANDER M. SEAVER

/s/ Bradley R. Kent
BRADLEY R. KENT

STADIUM RELATIVE VALUE PARTNERS, L.P.

By:	Stadium Capital Management, LLC

	By:	/s/ Bradley R. Kent
Bradley R Kent, Manager